Dillard's Inc.
1600 Cantrell Road – P.O. Box 486 – Little Rock, Arkansas  72203
Telephone:  501-376-5200     Fax:  501-376-5917

James I. Freeman
Senior Vice-President
Chief Financial Officer
Telephone:  501-376-5980
Fax:  501-376-5917

April 20, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  H. Christopher Owings

Re:	Dillard’s, Inc. (File No. 001-06140)
Response to SEC Comment Letter dated April 1, 2009

Dear Mr. Owings:

On behalf of Dillard’s, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated April 1, 2009 (the “Comment Letter”) relating to the following Company filings:

•	Form 10-K for the fiscal year ended February 2, 2008 filed April 2, 2008
•	Definitive Proxy Statement on Schedule 14A filed April 22, 2008 (the “2008 Annual Meeting Proxy Statement”)
•	Form 10-Q for the quarter ended May 3, 2008 filed June 10, 2008
•	Form 10-Q for the quarter ended August 2, 2008 filed September 11, 2008
•	Form 10-Q for the quarter ended November 1, 2008 filed December 9, 2008

For the Staff’s convenience, the comments of the Staff are reproduced in bold font below and are followed in each case by the response of the Company.

We note that during an April 15, 2009 conversation between Staff member Mr. Milwood Hobbs and Mr. Steven Nelson of the Company, Mr. Hobbs agreed to extend until April 21, 2009, the time in which the Company had to respond to the Comment Letter.

Form 10-K for the Fiscal Year Ended February 2, 2008

General

1.
Where a comment below requests additional disclosure to be included, please show us in your supplemental response what your revised disclosures will look like. These additional disclosures should be included in your future filings.

Response:

As requested, where a comment below requests additional disclosure to be included in a Company filing, the Company has included in its response the disclosure it proposes to include in its 2009 Form 10-K, 10-Q’s and/or Proxy filings.

In responding to the Staff’s request that the Company’s response include the substance of the revised disclosures, the Company has provided the language it would propose to include in future filings.  However, to the extent the Company revises its disclosure in the future, the exact language provided in this letter may not be used verbatim.  In such a case, the material substance of the disclosure provided in this letter will be included in the Company’s future filings.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Executive Overview, page 12

2.
We note your revised disclosure and response to comment 7 of our comment letter dated January 30, 2009. You indicate that you will disclose in future filings the impact that economic and business trends will have on future periods, as well as address the closure of underperforming stores, reduction in capital expenditures, merchandise initiatives, staff reductions and improvements in operating expenses." In your supplemental response, please provide us with this revised disclosure.

Response:

Excerpted below are the relevant portions of the revised disclosure from our Annual Report on Form 10-K filed on April 1, 2009:

EXECUTIVE OVERVIEW
Dillard’s, Inc. operates 315 retail department stores in 29 states.  In August of 2008, we purchased the remaining interest in CDI Contractors, LLC and CDI Contractors, Inc. (“CDI”), a former 50% equity method joint venture investment of the Company that is also a general contractor that constructs stores for the Company, creating a reportable segment separate from our retail operations.

Our retail stores are located in fashion-oriented shopping malls and open-air centers and offer a broad selection of fashion apparel and home furnishings.  We offer an appealing and attractive assortment of merchandise to our customers at a fair price. We offer national brand merchandise as well as our exclusive brand merchandise.  We seek to enhance our income by maximizing the sale of this merchandise to our customers by promoting and advertising our merchandise and by making our stores an attractive and convenient place for our customers to shop.

In accordance with the National Retail Federation fiscal reporting calendar, the 2008 and 2007 reporting periods presented and discussed below ended January 31, 2009 and February 2, 2008, respectively, and each contained 52 weeks.  The corresponding 2006 reporting period ended February 3, 2007 contained 53 weeks.  For comparability purposes, where noted, some of the information discussed below is based upon comparison of the 52 weeks ended January 31, 2009 and February 2, 2008 to the corresponding period ended January 27, 2007.

Fiscal 2008

The dramatic economic decline during fiscal 2008 had a significant impact on our results of operations and caused us to take aggressive action.  Net sales from retail operations were $6,742.6 million during fiscal 2008, a decrease of $464.8 million or 6% from fiscal 2007.  The significant slowdown in consumer spending, especially in the second half of 2008, had a negative impact on net sales.  Gross profit from retail operations, as a percentage of net sales, decreased 400 basis points, primarily due to higher markdown activity.  In anticipation of the weakened economy, we purchased substantially less inventory for the fall season.   The combined efforts of increasing markdowns and controlling purchases helped bring inventory levels down 20% in comparable stores, despite softer sales.  We took extensive cost reduction measures, lowering advertising, selling, administrative and general expenses by $133 million compared to last year.  We recorded asset impairment charges of $197.9 million during the year related to underperforming stores.  All of our cost saving measures, however, could not offset the erosion of our gross margin and the effects of the asset impairment charges, and the Company recorded a net loss of $241 million, or $3.25 per share, compared to net income of $53.8 million or $0.68 per share in the prior year.

As of January 31, 2009, we had working capital of $773 million, cash and cash equivalents of $96.8 million and $1,183.2 million of total debt outstanding.  Cash flows from operating activities were $350.0 million for fiscal 2008.  We operated 315 total stores as of January 31, 2009, a decrease of 3.4% from last year; the Company closed 21 underperforming stores and opened 10 new stores during the year.  At January 31, 2009, we had availability of approximately $536 million under our $1.2 billion revolving credit facility that expires December 12, 2012.

Key Performance Indicators

We use a number of key indicators of financial condition and operating performance to evaluate the performance of our business, including the following:

	Fiscal Year Ended
	January 31, 2009*	February 2, 2008	February 3, 2007**
Net sales (in millions)	$6,742.6	$7,207.4	$7,636.1
Sales per square foot	$124	$128	$135
Total store count at end of period	315	326	328
Net sales trend	(6)%	(6)%	1%
Comparable store sales trend	(7)%	(6)%	0%
Gross profit (in millions)	$1,998.6	$2,420.8	$2,603.7
Gross profit as a percentage of net sales	29.6%	33.6%	34.1%
Comparable store inventory trend	(20)%	(1)%	(4)%
Merchandise inventory turnover	2.6	2.5	2.6
Cash flow from operations (in millions)	$350.0	$254.4	$360.6
*Retail segment only, excluding cash flow data

**53 weeks

Trends and Uncertainties

We have identified the following key uncertainties whose fluctuations may have a material effect on our operating results.

•           Cash flow – Cash from operating activities is a primary source of liquidity that is adversely affected when the industry faces economic challenges.  Furthermore, operating cash flow can be negatively affected when new and existing competitors seek areas of growth to expand their businesses.
•           Pricing – If our customers do not purchase our merchandise offerings in sufficient quantities, we respond by taking markdowns.  If we have to reduce our prices, the cost of goods sold on our income statement will correspondingly rise, thus reducing our income.
•           Success of brand – The success of our exclusive brand merchandise as well as merchandise we source from national vendors is dependent upon customer fashion preferences.
•           Sourcing – Our store merchandise selection is dependent upon our ability to acquire compelling products from a number of sources.  Our ability to attract and retain compelling vendors as well as in-house design talent combined with adequate and stable availability of materials and production facilities from which we source our merchandise has a significant impact on our merchandise mix and, thus, our ability to sell merchandise at profitable prices.
•           Store growth – Although store growth is presently not a near-term goal, such growth is dependent upon a number of factors which could impede our ability to open new stores, such as the identification of suitable markets and locations and the availability of shopping developments, especially in a weakened economic environment.

RESULTS OF OPERATIONS

Sales

(in thousands of dollars)	Fiscal 2008	Fiscal 2007	Fiscal 2006
Net sales:
Retail operations segment	$6,742,600	$7,207,417	$7,636,056
Construction segment	87,943	-	-
Total net sales	6,830,543	7,207,417	7,636,056

The percent change by category in the Company’s retail operations segment sales for the past two years is as follows:

	Percent Change
	Fiscal	Fiscal	Fiscal
	2008-2007	2007-2006	2007-2006*
Cosmetics	(6.1)%	(5.0)%	(3.7)%
Ladies’ apparel and accessories	(5.7)	(3.8)	(2.2)
Juniors’ and children’s apparel	(11.6)	(10.6)	(9.2)
Men’s apparel and accessories	(5.7)	(7.8)	(5.6)
Shoes	(3.0)	(1.7)	(0.2)
Home and furniture	(12.0)	(10.3)	(8.9)
* Percent change based on 52 weeks ended February 2, 2008 and 52 weeks ended January 27, 2007.

The percent change by region in the Company’s retail operations segment sales for the past two years is as follows:

	Percent Change
	Fiscal	Fiscal	Fiscal
	2008-2007	2007-2006	2007-2006*
Eastern	(8.7)%	(6.8)%	(5.3)%
Central	(4.5)	(4.9)	(3.2)
Western	(7.9)	(5.3)	(3.7)
* Percent change based on 52 weeks ended February 2, 2008 and 52 weeks ended January 27, 2007.

2008 Compared to 2007

Net sales from the retail operations segment decreased $464.8 million or 6% during fiscal 2008 as compared to fiscal 2007 while comparable store sales declined 7%.  All merchandise categories experienced sales declines, with significant declines noted in the home and furniture and juniors’ and children’s apparel categories.  Sales declined across all geographic regions while sales in the Central region outperformed sales in the Eastern and Western regions.

Net sales were negatively impacted by a decline in mall store traffic.  The net sales decrease reflected a 6% decrease in the number of sales transactions while the average dollars per sales transaction remained flat.

We believe sales in all categories were affected by the decline in the general economic environment.  We are continuing to focus on our execution of merchandise mix and levels in order to improve performance.  The current slowdown in the United States economy will have an adverse affect on consumer confidence and consumer spending habits, which will result in both reduced customer traffic and comparable store sales.  The decline in revenue may have a resultant increase in inventory levels and markdowns.  These negative economic conditions may also affect future profitability and may cause us to recognize additional impairment or to reduce the number of stores in operation.

Advertising, Selling, Administrative and General Expenses

(in thousands of dollars)	Fiscal 2008	Fiscal 2007	Fiscal 2006
SG&A	$1,932,732	$2,065,288	$2,096,018
SG&A as a percentage of net sales	28.3%	28.7%	27.5%

2008 Compared to 2007
Advertising, selling, administrative and general (“SG&A”) decreased $132.6 million during fiscal 2008 from the prior year primarily as a result of the Company’s expense savings measures combined with recent store closures.  Notable areas of savings during the year were in payroll and related payroll taxes ($73.5 million), advertising ($31.6 million), services purchased ($15.7 million) and supplies ($12.3 million).   These savings were partially offset by charges of $7.3 million related to losses and remediation expenses incurred during the current year as a result of Hurricane Ike.  Management believes that recent expense saving initiatives from store closures could provide additional operating expense savings of approximately $200 million in 2009.

LIQUIDITY AND CAPITAL RESOURCES

Investing Activities

Cash inflows from investing activities generally include proceeds from sales of property and equipment and joint ventures.  Investment cash outflows generally include payments for capital expenditures such as property and equipment.

Capital expenditures decreased $206.8 million for fiscal 2008 compared to fiscal 2007, mainly as a result of the construction of fewer stores.  The fiscal 2008 expenditures of $189.6 million consisted primarily of the construction of new stores, remodeling of existing stores and investments in technology equipment and software.

Capital expenditures for 2009 are expected to be approximately $120 million.  In light of the current economic downturn, we have substantially reduced capital expenditures by halting capital projects where appropriate.  We will begin construction on two stores during 2009 that have planned openings in early 2010.  There are no planned store openings for fiscal 2009.

Critical Accounting Policies and Estimates, page 14

Merchandise Vendor Allowances, page 15

3.
We note your revised disclosure and response relating to comment 10 of our comment letter dated January 30, 2009 regarding merchandise vendor allowances. Please revise your disclosure to include the amounts you recognize for vendor allowances for all periods presented to enable investors to better understand the risk associated with your reliance on vendor allowances.

Response:

The Company accounts for all vendor allowances in accordance with Emerging Issues Task Force Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Considerations Received from a Vendor.”  The policy for accounting for vendor allowances is disclosed in the Notes to the Consolidated Financial Statements and appears on page F-12 in the Company’s Annual Report on Form 10-K for the year ended January 31, 2009.  The amounts cooperative advertising reimbursements received by the Company for each of the three years ended January 31, 2009 are disclosed in the Notes to the Consolidated Financial Statements on page F-13.

Margin maintenance allowances are received at various times and through various agreements.  All such margin maintenance allowances are recorded as reductions of the cost of merchandise purchased.  This accounting method gives the same effect to all margin maintenance allowances, regardless of when they are received.  The Company’s markup on merchandise has not varied significantly over the past three years.  Therefore, the Company has concluded that these margin maintenance arrangements have not changed significantly.  If such amounts had changed or are expected to change we will quantify and provide an analysis of the impact on our financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods.

Item 15. Exhibits, page 32 Exhibits 31(a) and 31(b)

4.
We note your response to comment 18 of our comment letter dated January 30, 2009 and while we understand that your Form 10-K for the year ended January 31, 2009 will be filed shortly, we maintain the importance of amending the Form 10-K for the fiscal year ended February 2, 2008 to provide certifications that have been revised appropriately. The inclusion in the Form 10-K of the certifications in their proper form provides assurance that the Company's senior executives have taken appropriate responsibility for the Company's financial reporting as it relates to that filing. Please note that in this situation you may amend your Form 10-K by filing only the cover page, a page containing an explanatory note regarding the reason for the amendment, the disclosure regarding disclosure controls and procedures and internal control over financial reporting (including management's report on internal control), and the revised exhibits.

Response:

The Company will file an amendment to its Annual Report on Form 10-K for the year ended February 2, 2008 as soon as practicable.  This amended report appears in Appendix A to this letter.

Consolidated Financial Statements

Notes to Consolidated Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies

Segment Reporting, page F-13

5.
We note your revised disclosure and response to comment 20 of our comment letter dated January 30, 2009 regarding your segment reporting to comply with the requirements of SFAS 131. According to your 2007 Annual Report, there are approximately sixteen regional vice-presidents who manage clusters of stores on a geographical basis with responsibilities that apparently include assessing operating performance and identification of operational and capital expenditure requirements with respect to the stores in their region. Please confirm that this regional management structure continues to exist and their related responsibilities with respect to resource allocation and operating performance. In this regard, please revise your disclosure to identify each region as a separate operating segment as defined by paragraph 10 of SFAS 131, or explain to us why you do not believe the regions meet the qualifications of operating segments as defined under the SFAS 131.

Response:

Pursuant to our evaluation of SFAS 131, we have concluded that our stores are individual operating segments.  In making this determination, we have considered the guidance in paragraphs 10-15 of SFAS 131, as further discussed below.

Paragraph 10 of SFAS 131 defines an operating segment as a component of an enterprise:
a.	That engages in business activities from which it may earn revenues and incur expenses;
b.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and
c.	For which discrete financial information is available.

Each individual retail department store is an operating segment within the definition outlined in paragraph 10 of SFAS 131: a) each store engages in business activities from which it earns revenues and incurs expenses, b) The operating results for each store are regularly reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated and to assess its performance (as more fully described below), and c) discrete financial information is available for each store, including balance sheet, income statement, as well as detailed sales, inventory and gross margin information.

The Company’s Chief Executive Officer is its Chief Operating Decision Maker (“CODM”).   The CODM regularly assesses the operating results of each store via the Company’s online financial system and makes decisions regarding the allocation of resources.  Sales results (levels, trends and comparisons to budget) are reviewed daily.  Gross margin results (dollars, rates and comparisons to budget) are reviewed weekly.   Income statements (amounts, trends and comparisons to budget) for each store are reviewed monthly.  The CODM regularly travels to each store in order to evaluate operations.  These store visits include a review of the physical plant, store layout, merchandise arrangement and assortment as well as detailed discussions with store personnel.

From the information gathered above, the CODM makes resource allocation decisions including modification of each store’s inventory assortment, allocation of capital, including investment in new facilities or improvements of existing facilities, making personnel changes or dispatching corporate employees to assist in operational improvement or training.  The review of the financial performance of individual stores leads to decisions about the allocation of resources to remedy a specific problem or ultimately, the potential disposition of an individual store location.

During fiscal 2008, the Company reduced the number of regional vice-presidents from sixteen to fourteen.  These regional vice-presidents are responsible for managing the associates within their respective regions and are not responsible for making recommendations or decisions regarding the allocation of resources.  The CODM does not review or evaluate any financial information by regional vice-president.

The Company has reviewed the Staff’s November 30, 2006 outline of Current Accounting and Disclosure Issues in the Division of Corporation Finance.  Following is a quotation from section II.L.1. “Identification of Operating Segments” of this outline:  “If the chief operating decision maker receives reports of a component’s operating results on a quarterly or more frequent basis, the staff may challenge a registrant’s determination that the component is not an operating segment for purposes of SFAS 131 unless reports of other overlapping sets of components are more clearly representative of the way the business is managed.”  As stated in previous paragraphs, our CODM regularly reviews store level information via our online financial system.  As a result of the factors noted above, the Company concludes that each store is an operating segment under SFAS 131.

Schedule 14A

Specific Elements of Our Compensation Program – Equity-Based Compensation, page 13

6.
In response to comment 28 of our comment letter dated January 30, 2009, you stated that the appropriate levels of equity-based compensation are determined in large part based on formulas contained in the Retirement Plan, Stock Purchase Plan and Stock Bonus Plan, all of which "the [Compensation] Committee cannot alter." To the extent that this information would be material to an investor's understanding of the process by which equity-based compensation levels are determined, please disclose these formulas. Refer to Item 402(b) of Regulation S-K.

Response:

The Company will continue to disclose the formulae contained in the Retirement Plan, Stock Purchase Plan and Stock Bonus Plan in the “Equity Based Compensation” portion of its CD&A in the Company’s 2009 Annual Meeting Proxy Statement in the same form as was employed in its 2008 Annual Meeting Proxy Statement.  Excerpts appear below:

Retirement Plan.  We offer a qualified defined contribution retirement plan (the “Retirement Plan”) that permits executives to make elective contributions to the Retirement Plan of up to the lesser of $15,500 ($20,500 if the executive is at least 50 years old) or 75% of eligible pay.  Company matching contributions are calculated on the eligible executive’s first 6% of elective deferrals with the first 1% being matched 100% and the next 5% being matched 50%.  All contributions are used to purchase Class A Common Stock at market prices.

Stock Purchase Plan.  The Dillard’s, Inc. Stock Purchase Plan (the “Stock Purchase Plan”) allows executives to make contributions only to the extent that they were prevented from contributing to the Retirement Plan because of the nondiscrimination rules and dollar limitations of the Internal Revenue Code.  All contributions to the Stock Purchase Plan are applied to the purchase of Class A Common Stock at market prices.

Stock Bonus Plan.  The Dillard’s, Inc. Stock Bonus Plan (the “Stock Bonus Plan”) provides a stock grant award equal to 6% of each executive’s annual total cash compensation in excess of $15,000 (less applicable withholding) divided by the current fair market value per share on the date that the stock bonus is granted.

Certain Relationships and Transactions, page 20

7.
In response to comment 34 of our comment letter dated January 30, 2009, you stated that, with respect to related party transactions, it is the board of director's policy to establish "a group of disinterested directors with the responsibility to review and approve or ratify such potential transaction, or amendment or modification." Please also include disclosure describing the standards to be applied by this group of disinterested directors in determining whether to approve, amend or modify such transactions. In addition, please state whether the board of director's policy regarding the approval, amendment or modification of related party transactions is in writing and, if not, how such policy is evidenced. Refer to Item 404(b) of Regulation S-K.

Response:

The following additional disclosure language (highlighted only in this Response) will be added to the section titled “Certain Relationships and Transactions” in the Company’s 2009 Annual Meeting Proxy Statement:

“It is the policy of the Board of Directors of Dillard's, Inc., which has been formally adopted in writing as a Board Resolution: (1) to require that related persons must disclose to the Board of Directors the material terms of any potential related person transaction, or any material amendment or modification of such a transaction, that may require disclosure in the proxy statement and (2) to provide that the Board of Directors establish in each individual case a group of disinterested directors with the responsibility to review and approve or ratify such potential transaction, or amendment or modification. Due to the myriad of different situations which could present themselves to the group of directors, no specific standards to be applied have yet been developed.”

In connection with responding to your comments, we acknowledge that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

James I. Freeman
Senior Vice President and Chief Financial Officer
Dillard’s Inc.

Appendix A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 10-K/A
Amendment No. 1

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended February 2, 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________.
Commission file number 1-6140
DILLARD’S, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	71-0388071
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

1600 CANTRELL ROAD, LITTLE ROCK, ARKANSAS  72201
(Address of principal executive office)
(Zip Code)

(501) 376-5200
(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:
Title of each Class	Name of each exchange on which registered
Class A Common Stock	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes  ☒  No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes  ☐  No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒  No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment to this Form 10-K.  ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (See definition of “accelerated filer and large accelerated filer” in Exchange Act Rule 12b-2).
Large Accelerated Filer ☒	Accelerated Filer ☐	Non-Accelerated Filer ☐	Smaller Reporting Company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Exchange Act Rule 12-b-2).  Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant as of August 4, 2007:  $1,868,526,448.

Indicate the number of shares outstanding of each of the Registrant's classes of common stock as of March 1, 2008:
CLASS A COMMON STOCK, $0.01 par value	71,155,347
CLASS B COMMON STOCK, $0.01 par value	4,010,929

Explanatory Note

Dillard’s, Inc. (the “Company”) is filing this Amendment No. 1 to its Annual Report on Form 10-K for the year ended February 2, 2008, as filed with the Securities and Exchange Commission on April 2, 2008 (the “Original Filing”), to amend the certifications of the Company’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14 of the Securities Exchange Act of 1934 (“Act”), as amended (the “Certifications”), to correct an inadvertent omission of a portion of the required language and to conform to the exact language as prescribed by the Act. The Certifications are included herewith as Exhibits 31(a) and 31(b).  Item 15 and the Exhibit Index of the Original Filing are being amended to reflect the filing of the amended Certifications.

Except for the filing of the amended Certifications and the amendments to Item 15 and the Exhibit Index as described above, this Form 10-K/A does not modify or update any previously reported financial statements or other disclosures in, or exhibits to, the Original Filing.

PART IV

ITEM 15.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

The following exhibits are filed with this Annual Report on Form 10-K/A.

31(a)	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, as amended.

31(b)	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, as amended.

32(a)	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350).

32(b)	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dillard’s, Inc.	/s/ James I. Freeman
Registrant	James I. Freeman, Senior Vice President and
Chief Financial Officer
Date: April , 2009	(Principal Financial and Accounting Officer)

Exhibit Index
Number
Description
31(a)	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, as amended.

31(b)	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, as amended.

32(a)	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350).

32(b)	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350).

Exhibit 31(a)

CERTIFICATIONS

I, William Dillard, II, certify that:

1.	I have reviewed this annual report on Form 10-K of Dillard’s, Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:  April __, 2009
/s/ William Dillard, II
William Dillard, II
Chairman of the Board and Chief Executive Officer

Exhibit 31(b)

CERTIFICATIONS

I, James I. Freeman, certify that:

1.	I have reviewed this annual report on Form 10-K of Dillard’s, Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(c)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(d)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:  April __, 2009
/s/ James I. Freeman
James I. Freeman
Senior Vice-President and Chief Financial Officer

Exhibit 32(a)

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Dillard’s, Inc. (the “Company”), as amended on Form 10-K/A for the period ended February 2, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, William Dillard, II, Chairman of the Board and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) and 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:  April __, 2009

/s/ William Dillard, II
William Dillard, II
Chairman of the Board and
Chief Executive Officer

Exhibit 32(b)

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Dillard’s, Inc. (the “Company”), as amended on Form 10-K/A for the period ended February 2, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, James I. Freeman, Senior Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(3)	The Report fully complies with the requirements of Section 13(a) and 15(d) of the Securities Exchange Act of 1934; and

(4)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:  April __, 2009

/s/ James I. Freeman
James I. Freeman
Senior Vice President and
Chief Financial Officer